Exhibit 99.8

Linkers Industries Limited Announced Closing of Initial Public Offering

New York, Dec. 06, 2024 (GLOBE NEWSWIRE) -- Linkers Industries Limited (Nasdaq: LNKS) (the “Company”), a manufacturer and a supplier of wire/cable harnesses with operation in Malaysia, today announced the closing of its initial public offering (the “Offering”) of 1,900,000 Class A ordinary shares (“Class A Ordinary Shares”), at a price of $4.00 per Ordinary Share (the “Offering Price”). The Class A Ordinary Shares began trading on the Nasdaq Capital Market on December 5, 2024 under the symbol “LNKS”.

The aggregate gross proceeds from the Offering were $7.6 million, before deducting underwriting discounts and other related expenses. The Company intends to use the net proceeds to acquire companies and/or form joint ventures within the value chain of the wire/cable harnesses industry; to purchase machinery/equipment; to promote marketing and set up global sales offices, particularly in the U.S.; and to fund working capital.

In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 285,000 Ordinary Shares, at the Offering Price, less underwriting discounts.

The Offering was conducted on a firm commitment basis. R. F. Lafferty & Co., Inc., acted as the representative of the underwriters, with Revere Securities LLC acted as co-underwriter, (collectively, the “Underwriters”). Loeb & Loeb LLP acted as U.S. legal counsel to the Company and VCL Law LLP acted as U.S. legal counsel to the Underwriters for the Offering.

A registration statement on Form F-1 (File No. 333-279752), relating to the Offering has been filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 30, 2024. The Offering was made only by means of a prospectus. A final prospectus relating to the Offering was filed with the SEC on December 5, 2024 and is available on the SEC’s website at www.sec.gov. Alternatively, electronic copies of the final prospectus relating to this Offering may be obtained, from R. F. Lafferty & Co., Inc., by email at offerings@rflafferty.com, by standard mail to R. F. Lafferty & Co., Inc., 40 Wall Street, 27th Floor, New York, NY 10005 USA, or from Revere Securities LLC by email at contact@reveresecurities.com, by standard mail to Revere Securities LLC, 560 Lexington Avenue, 16th Floor, New York, NY 10022, or by telephone at +1 (212) 688-2350.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Linkers Industries Limited

Linkers Industries Limited is a manufacturer and a supplier of wire/cable harnesses with manufacturing operations in Malaysia and have more than 20 years’ experience in the wire/cable harnesses industry. The Company offers customized wire harness for different applications and electrics designs. Our customers are generally global brand name manufacturers and original equipment manufacturers (“OEMs”) in the home appliances, industrial products and automotive industries that are mainly based in the Asia Pacific Region.

For more information, visit the Company’s website at www.linkers-hk.com.

FORWARD-LOOKING STATEMENTS

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations, and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Contacts

Linkers Industries Limited Investor Relations Contact:

Lot A99, Jalan 2A-3, A101 & A102, Jalan 2A,
Kawasan Perusahaan MIEL Sungai Lalang,
08000 Sungai Petani, Kedah Darul Aman, Malaysia
Tel : +60 4 4417802
Email: linkers.ir@linkers-hk.com